August 6, 2008

VIA EDGAR TRANSMISSION , FAX AND FEDERAL EXPRESS

Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	KBW, Inc.
Response to SEC Additional Comment Letter dated July 22, 2008

Dear Mr. Gordon:

On behalf of KBW, Inc., a Delaware corporation (the “Company”), we are responding to your letter dated July 22, 2008 (the “Additional Comment Letter”) to John G. Duffy, Chairman and Chief Executive Officer of the Company. The Company previously replied on June 27, 2008 to comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in your initial comment letter dated June 16, 2008.

The Additional Comment Letter raised a comment with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (filed with the SEC on February 28, 2008). We respectfully note the Staff’s comment and, as requested, we have included above our response a recitation of the comment to which we are responding.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Critical Accounting Policies and Estimates, page 44

1.
Comment: We have reviewed your response to comment #4. In your response to us, and in future filings, please expand your discussion of the key valuation assumptions to provide greater insight into the quality and variability of these estimates. Address specifically why these estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Your discussion should analyze your specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect, and should provide quantitative as well as qualitative disclosure. Refer to SEC Financial Reporting Release #72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response: As of December 31, 2007 and June 30, 2008, the Company’s level 3 financial instruments were comprised of certain corporate and other debt, including capital securities and trust preferred securities issued by banking and insurance companies (“TRUP Securities”); certain collateralized debt obligations (“CDOs”) primarily backed by banking and insurance company trust preferred and capital securities; and private equity securities and limited and general partnership interests (“Private Investments”).

Fair value of TRUP Securities was previously determined via a securitization simulation model.  During the quarter ended June 30, 2008, the Company changed the valuation model from the securitization simulation model to a market spread model for each of the individual TRUP Security positions utilizing credit spreads for new issues and secondary market trades for trust preferred and capital securities for issues which were substantially similar to such positions based on certain assumptions. This change was precipitated by difficulty in obtaining market based information for which to develop inputs for the Company’s securitization simulation model as a result of the absence of a single new issue in the first half of 2008.

The market spread model estimates the fair value of a TRUP Security by discounting expected cash flows over the expected life of the instrument.  The key assumptions in this method are the discount margin, market spread applied and the yield expectations for similar instruments.  The market spread model does not include other potential variables which may materially affect the value of positions, such as potential changes in market reception for specific issuers or adverse developments which may affect the creditworthiness of individual issuers of a TRUP Security.  The variables affecting individual issuers can arise rapidly and unexpectedly, which could have a significant impact on the value of an individual position and the aggregate value of these assets. The Company does not believe it is practical to provide a quantitative sensitivity analysis of these variables, even though they are reasonably likely to change.

As of December 31, 2007 and June 30, 2008, the total value of level 3 designated CDOs primarily backed by banking and insurance company trust preferred and capital securities owned by the Company was immaterial and, in accordance with the Staff’s comment, the Company is not providing quantitative information regarding the impact of changes in variables that may affect the value of these securities.

In most cases, with respect to Private Investments held, future material changes in estimated fair value are dependent on future events such as the occurrence of an initial public offering; a significant follow on round of private capital raising or other transactions; and changes in results of operations compared to the business plans of the respective issuers.  Valuations are also affected by factors such as expected cash flows and market based information, such as comparable company transactions, performance multiples and changes in market outlook.  Material changes in fair value are largely dependent on the timing and success of the execution of the business plans of each private investment, each of which is affected by a variety of factors which may not necessarily be applicable to other investments.  The Company does not believe that it is practical to quantify the potential impact of changes in valuation assumptions because they are based on such diverse factors.

As described above, the Company believes that, although changes in valuation estimates may be reasonably likely to occur in the future, it is not practical to provide quantitative information for the Company’s current level 3 assets. The Company believes that providing quantitative information in a disclosure document would not facilitate an understanding of the risks associated with such level 3 assets.  The Company will provide the additional qualitative information included herein and in the Company’s prior response to the Staff’s comments and/or other relevant information to assist investors in assessing the quality and variability of the Company’s valuation estimates in future filings.

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By copy of this letter we are providing a courtesy copy of this letter to Eric C. McPhee, Staff Accountant with the Division of Corporation Finance.

Should you have any additional comments or require anything further, please do not hesitate to contact me at (212) 887-6788.

Very truly yours,

/s/ Mitchel. B. Kleinman
Mitchell B. Kleinman General Counsel, KBW, Inc

cc:           Eric C. McPhee
Securities and Exchange Commission

John G. Duffy
Robert Giambrone
Brian W. Heller
KBW, Inc.